May 15, 2013

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 6 to the Trust's Registration Statement on Form N-1A (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to The Gold Bullion Strategy Portfolio (the "Portfolio"), a series of the Trust.  The main purpose of the filing is to register shares of the Portfolio.

The Registrant believes that the Prospectus and Statement of Additional Information of the Portfolio is substantially similar to the Prospectus and Statement of Additional Information of The Gold Bullion Strategy Fund dated May 14, 2013, which was previously reviewed by the Commission’s staff.  However, the Portfolio’s Prospectus and Statement of Additional Information contain insurance product and related disclosures as the Portfolio is only offered to certain separate accounts of participating life insurance companies, as well as qualified pension and retirement plans and certain unregistered separate accounts, rather than to the investing public in general.

Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Registration Statement.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP

726355.3